
January 18, 2011

Bipin C. Shah, Chief Executive Officer
Universal Business Payment Solutions Acquisition Corporation
Radnor Financial Center
150 North Radnor-Chester Road, Suite F-200
Radnor, Pennsylvania 19087

>   **Re: Universal Business Payment Solutions Acquisition Corporation**
>   **Registration Statement on Form S-1**
>   **Filed December 22, 2010**
>   **File No. 333-171359**

Dear Mr. Shah:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1.   Please submit all exhibits as promptly as possible. We will review the exhibits prior to granting effectiveness of the registration statement and may have further comments after our review. If you are not in a position to file your legal opinion with the next amendment, please provide a draft copy for us to review.

2.   Prior to effectiveness, please have a representative from the NYSE Amex Equities Exchange call the staff to confirm that your securities have been approved for listing. In addition, please add disclosure regarding your compliance with NYSE Amex listing standards and applicable Commission rules and regulations with respect to the identity of independent directors and required board committee members.

3.   Prior to effectiveness of your registration statement, please be sure that we receive a copy of the letter, or a call, from FINRA, stating that FINRA has finished its review and has no additional concerns with respect to the proposed underwriting arrangements.

4.   Please strive to eliminate the use of redundant and repetitive disclosure throughout your prospectus. You may need to evaluate and/or reconsider the manner in which you have presented the information so that your disclosure is consistent with the principles set forth in Rule 421(b) of Regulation C. For example, your prospectus summary is lengthy, repeats information from elsewhere in your document, and does not present key aspects of your offering in clear, plain language. Please revise.

5.   With a view toward disclosure, please tell us whether you intend to register a class of your securities pursuant to Section 12 of the Exchange Act in connection with this offering.

6.   We note the blank spaces throughout your registration statement for information that you are not entitled to omit under Rule 430A of the Securities Act of 1933. For example, the names of the directors in each class are omitted. Please include this disclosure in an amendment as soon as practivable. Note that we may have additional comments once you have provided this disclosure.

7.   We note your disclosure on page 14 that you will not dissolve the company if you fail to consummate a business combination within the time periods set forth in your prospectus and, instead, you will continue in existence as a shell company with no or limited financial resources. Please revise your prospectus throughout to clarify whether you may become a blank check company subject to Rule 419 as a result of your failure to dissolve and, if not, how your offering may be effected in such a manner to avoid the application of Rule 419.

Cover Page

8.   Please limit the outside cover page to one page as required by Item 501(b) of Regulation S-K. Please refer to Rule 421(d) and revise your cover page to follow plain English writing principles, including the use of bullet lists where appropriate.

9.   Please revise to include all securities that you are offering, such as the shares of common stock and the warrants underlying the units, in the header of the prospectus cover page. Please be sure that the title of the shares of common stock and warrants makes reference to their redemption feature.

Prospectus Summary, page 1

10.   We note the detailed descriptions in your summary of the business experience of certain members of your management team. Such detailed descriptions of management's experience are not appropriate for the summary. In addition, the descriptions contained in the summary appear identical to the descriptions contained in the Proposed Business section of your prospectus. The prospectus summary should not merely repeat the text of the prospectus but should provide a brief overview of the key aspects of the offering. See

Item 503(a) of Regulation S-K. Accordingly, please limit the description of management's experience in your summary, if any, to a succinct, high-level overview.

11.   We note your statement on page 13 that if you have not presented to public stockholders a proposed business combination within the time periods specified in the prospectus, public stockholders will be entitled to receive a pro rata interest in the trust account. We also note that interest income earned on the amount held in trust may be released to you to pay taxes and fund your working capital requirements. Please clearly indicate throughout the prospectus whether public stockholders will be entitled to receive interest earned on their portion of the trust in the event of liquidation. You may want to consider adding a risk factor regarding the public stockholders' rights to the interest.

Private Placements, page 3

12.   We note your disclosure relating to the insider warrants and the EBC warrants. Please expand your disclosure in the appropriate section of the prospectus to discuss how you determined the pricing relating thereto.

The Offering, page 4

Limited payments to insiders, page 7

13.   You disclose that you will not pay any fee, reimbursement, or other cash payment to your insiders prior to the consummation of an initial business combination. Please revise to clarify whether this statement is designed to encompass all forms of compensation – such as stock, options, etc.

Liquidation of trust account if no business combination, page 13

14.   We note that your initial stockholders, subject to specified limitations, have agreed to indemnify you for claims of creditors to the extent that they have not signed a valid and binding waiver of their right to seek payment of amounts due to them out of the trust account. Please confirm that this agreement will be filed as an exhibit to the registration statement.

Risk Factors

General

15.   Please add a risk factor alerting investors to what appears to be substantial increases in administrative costs that will be experienced after the effective date, and indicate the anticipated minimum amount of such increased expenses, or tell us why you do not believe that such a risk factor is necessary or appropriate.

16.   You state that you may with consummate a business combination with a company that may be financially unstable or in its early stages of development or growth. Please add a risk factor disclosing the risks addressing this issue.

Although we have identified general criteria and guidelines that we believe are important in evaluating prospective target businesses…, page 17

17.   You disclose that you have identified certain general criteria and guidelines that you believe are important in evaluating prospective target businesses and that you will use such criteria and guidelines in evaluating acquisition opportunities. You also state that you may decide to enter into a business combination with a target business that does not meet these criteria and guidelines. If such criteria and guidelines change, please disclose how and when shareholders will be made aware of such changes.

Our ability to effect a business combination successfully and to operate successful thereafter…, page 18

18.   Please revise this risk factor header to reflect your disclosure in this risk factor that your key personnel, including your officers and directors, have not entered into employment or consultant agreements with you, and may leave prior to a business combination.

If third parties bring claims against us or enter into a bankruptcy proceeding…, page 24

19.   We note your assertion that, because you will seek waivers from vendors and prospective target businesses, you believe that the likelihood of the initial stockholders having any indemnification obligations is minimal. Please explain to us more fully the basis for this belief, given that vendors and target businesses will have no obligation to executive waivers.

All of our officers and directors own shares of common stock issued prior to the offering…, page 26

20.   You state that the personal and financial interests of your directors and officers may influence their judgment in timely identifying and selecting a target business and completing a business combination. You further state that your directors' and officers' discretion in identifying and selecting a suitable target business may result in a conflict of interest when determining whether the terms, conditions and timing of a particular business combination are appropriate and in our stockholders' best interest. Please explain how your officers and directors will comply with their duties to your shareholders required by Delaware law.

Our executive officers', directors' and initial stockholders' interests in obtaining reimbursement for any out-of-pocket expenses…, page 31

21.   You state that the financial interests of your officers and directors in obtaining reimbursement for their out-of-pocket expenses, "could influence our officers' and directors' motivation in selecting a target business and therefore there may be a conflict of interest when determining whether a particular business combination is in the stockholders' best interest." Please explain how your officers and directors will comply with their duties to your shareholders required by Delaware law.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Liquidity and Capital Resources, page 41

22.   Please revise your disclosure to discuss how you determined the amounts of possible expenses you anticipate incurring in searching for a target business.

23.   We refer to the disclosure regarding your 10b5-1 plan that will allow you to purchase up to $1.9 million worth of shares each month up to an aggregate amount of 50% of the shares sold in this offering. Please disclose the intended purpose of such purchases. For example, if the purpose of these purchases to increase the likelihood of obtaining stockholder approval of a business combination, you should clearly indicate this. In this regard, we note your risk factor disclosure under the sub-caption "Unlike some other blank check companies, we may be required to withdraw trust fund proceeds to purchase shares of our common stock" on page 28.

Proposed Business

Market Opportunity, page 45

24.   Please provide support for the statements in the bullet points on page 45. Supplementally provide us with the relevant portions of the materials that you reference. To expedite our review, please clearly mark each source to highlight the applicable portion of the section containing the statistic, and cross-reference it to the appropriate location in your prospectus.

25.   You state that the financial services industry is an attractive industry in which to pursue a business combination. Please tell us what consideration you have given to including a discussion of the government regulations that are applicable to your proposed business and the effect of those laws and regulations on the company's future operations.

Permitted Purchases of Shares in Connection with Stockholder Vote, page 52

26.   On page 52, we note that you intend to purchase your common stock in the open market in compliance with Rule 10b-18 of the Exchange Act. Please provide us with your legal analysis of how such purchases would comply with the noted rule.

Survival After Liquidation of Trust Account, page 55

27.   Disclose how the initial stockholders' and underwriters' securities will be treated if the trust is liquidated. Disclose the percentage of the company's shares that they will own after liquidation of the trust account.

Underwriting

Advisor Fee, page 85

28.   We note your disclosure on page 35 that you have agreed to pay EarlyBirdCapital, Inc. a cash fee of $1,800,000 (or $2,070,000 if the over-allotment option is exercised in full) upon consummation of a business combination for acting as the company's investment banker on a non-exclusive basis to assist it in structuring and negotiating a business combination. We also note your disclosures on pages 50 and 85 of the filing which discloses this fee in percentage form as 2.5%. Please revise your disclosure to include both the dollar and percentage amount of EarlyBirdCapital's fee throughout the prospectus.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

   •   should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

   •   the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Ryan Houseal, Attorney-Advisor, at (202) 551-3105 or, in his absence, me at (202) 551-3453 with any other questions.

Sincerely,

Jan Woo
Attorney-Advisor

cc: Via Facsimile (215) 994-2222
        James A. Lebovitz, Esq.
        Thomas J. Friedmann
        Dechert LLP